UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [No fee required, effective October 7, 1996]

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [No fee required]

For the transition period from                      to

Commission file number 0-14376

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ORACLE CORPORATION

401(k) SAVINGS AND INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ORACLE CORPORATION

500 Oracle Parkway

Redwood City, CA 94065

Oracle Corporation

401(k) Savings and Investment Plan

Financial Statements and Supplemental Schedule

As of December 31, 2004 and 2003 and for the year ended December 31, 2004

Report of Ireland San Filippo, LLP, Independent Registered Public Accounting Firm

To the participants and Plan Committee of the

    Oracle Corporation 401(k) Savings and Investment Plan

We have audited the accompanying statement of net assets available for benefits of Oracle Corporation 401(k) Savings and Investment Plan (the Plan) as of December 31, 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004, and the changes in its net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ IRELAND SAN FILIPPO, LLP

South San Francisco, California

June 24, 2005

Report of Ernst & Young LLP, Independent Registered Public Accounting Firm

To the participants and Plan Committee of the

    Oracle Corporation 401(k) Savings and Investment Plan

We have audited the accompanying statement of net assets available for benefits of Oracle Corporation 401(k) Savings and Investment Plan (the Plan) as of December 31, 2003. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

San Francisco, California

May 7, 2004

Oracle Corporation

401(k) Savings and Investment Plan

Statements of Net Assets Available for Benefits

As of December 31, 2004 and 2003

	December 31,
	2004	2003
Assets
Investments, at fair value	$1,837,979,941	$1,616,586,676
Cash	330,651	191,091
Contributions receivable:
Participants	3,415,941	3,408,982
Employer	1,587,748	1,602,957

Total contributions receivable	5,003,689	5,011,939
Amounts due from broker for securities sold	914,662	1,298,386
Total assets	1,844,228,943	1,623,088,092
Liabilities
Excess deferrals due to participants	22,366	19,237

Total liabilities	22,366	19,237

Net assets available for benefits	$1,844,206,577	$1,623,068,855

See notes to financial statements.

Oracle Corporation

401(k) Savings and Investment Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2004

Additions
Net appreciation in fair value of investments	$122,040,981
Interest and dividends	30,240,668

Total investment income	152,281,649
Contributions:
Participants	134,297,400
Employer	33,287,317
Rollovers	6,633,665

Total contributions	174,218,382

Total additions	326,500,031

Deductions
Benefits paid to participants	105,268,175
Administrative expenses	94,134

Total deductions	105,362,309

Net increase	221,137,722
Net assets available for benefits at beginning of year	1,623,068,855

Net assets available for benefits at end of year	$1,844,206,577

See notes to financial statements.

Oracle Corporation

401(k) Savings and Investment Plan

Notes to Financial Statements

December 31, 2004

1. Description of the Plan

The following description of the Oracle Corporation 401(k) Savings and Investment Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

Oracle Corporation established the Plan, effective January 1, 1986, as a defined contribution plan. The Plan was established for the purpose of providing retirement benefits for the employees of Oracle. The Plan is intended to qualify as a profit sharing plan under Section 401(a) of the Internal Revenue Code of 1986 (the Code) with a salary reduction feature qualified under Section 401(k) of the Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

The Plan is administered by the 401(k) Committee, appointed by the Board of Directors or Senior Vice President, Human Resources. Fidelity Investments Institutional Operations Company, Inc. is a fiduciary of the Plan and also serves as the recordkeeper to maintain the individual accounts of each Plan participant.

Eligibility

All employees regularly scheduled to work a minimum of 20 hours per week or 1,000 hours in a Plan year on the domestic payroll of Oracle and its subsidiaries that have adopted the Plan are eligible to participate in the Plan as of the first or any succeeding entry date next following the date the employee is credited with one hour of service with Oracle. However, the following employees or the classes of employees are not eligible to participate: (i) employees whose compensation and conditions of employment are subject to determination by collective bargaining; (ii) employees who are non-resident aliens and who received no earned income from Oracle; (iii) employees employed in third-party temporary status; (iv) employees of employment agencies; (v) persons who are not classified as employees for tax purposes.

Oracle Corporation

401(k) Savings and Investment Plan

Notes to Financial Statements (continued)

December 31, 2004

1. Description of the Plan (continued)

Contributions

Each year, participants may contribute up to 40% of their eligible compensation as defined by the Plan document plus the amount of unused flex credits. Annual participant contribution amounts are limited to $13,000 for the year ended December 31, 2004 ($16,000 for participants 50 years old and older), as determined by the Internal Revenue Service (IRS). Oracle matches 50% of an active participant’s salary deferrals up to a maximum deferral of 6% of compensation for the pay period, with maximum aggregate matching of $5,100 in any calendar year. Oracle has the right, under the Plan, to discontinue or modify its matching contributions at any time. Participants may also contribute amounts representing distributions from other qualified plans.

Investment Options

Participants direct the investment of their contributions and Oracle contributions into various investment options offered by the Plan. The Plan currently offers investments in Oracle’s common stock, mutual funds, and Brokerage Link. Brokerage Link balances consist of the mutual funds offered by the Plan, as well as mutual funds offered by other registered investment companies, common stock or other investment products.

Participant Accounts

Each participant’s account is credited with the participant’s and Oracle’s contributions and allocations of plan earnings. All amounts in participant accounts are participant-directed.

Vesting

All elective contributions made by participants and earnings on those contributions are 100% vested at all times. Participants’ vesting in Oracle matching contributions is based on years of service. Participants are 25% vested after one year of service and vest an additional 25% each year, becoming 100% vested after four years of service.

Oracle Corporation

401(k) Savings and Investment Plan

Notes to Financial Statements (continued)

December 31, 2004

1. Description of the Plan (continued)

Vesting (continued)

Participants forfeit the nonvested portion of their accounts in the Plan upon termination of employment with Oracle. Forfeited balances of terminated participants’ nonvested accounts may be used in Oracle’s discretion, as outlined in the Plan, to reduce its matching contribution obligations. The amounts of unallocated forfeitures at December 31, 2004 and 2003 were $1,840,434 and $11,217,686, respectively. In 2004, Oracle used $10,950,191 of forfeitures to offset Oracle matching contributions.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 and up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. Loan terms may not exceed five years unless the loan is used to purchase a participant’s principal residence, in which case repayment terms may not exceed ten years. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing lending rates determined by the 401(k) Committee. Principal and interest is paid ratably through payroll deductions. Loans are due in full within 60 days of termination with Oracle.

Payment of Benefits

Upon termination of service, death, disability, or normal or early retirement, participants may elect to receive a lump-sum amount equal to the vested value of their account or may waive receipt of a lump-sum benefit and elect to receive monthly installments. If the participant’s account is valued at $5,000 or less, ($1,000 or less as of March 28, 2005), the amount is distributed in a lump sum. Distributions of investments in Oracle’s common stock may be taken in the form of common stock. Hardship withdrawals are permitted if certain criteria are met.

Administrative Expenses

Administrative expenses are borne by Oracle, except for fees related to administration of participant loans and Brokerage Link, which are deducted from the participants’ applicable accounts.

Oracle Corporation

401(k) Savings and Investment Plan

Notes to Financial Statements (continued)

December 31, 2004

1. Description of the Plan (continued)

Plan Termination

Although it has not expressed any intent to do so, Oracle has the right, under the Plan, to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices. Investments in common/collective trusts are valued based upon the quoted redemption value of units at year-end. The money market funds are valued at cost plus accrued interest, which approximates fair value. Common stocks, including Oracle’s common stock, are traded on a national securities exchange and are valued at the last reported sales price on the last day of the Plan year. The participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Oracle Stock Fund (the Fund) is tracked on a unitized basis. The Fund consists of Oracle common stock and the Fidelity Institutional Money Market Fund sufficient to meet the Fund’s daily cash needs. Unitizing the Fund allows for daily trades. The value of a unit reflects the combined market value of Oracle common stock and the cash investments held by the Fund. At December 31, 2004, 4,391,343 units were outstanding with a value of $95.73 per unit. At December 31, 2003, 4,633,196 units were outstanding with a value of $92.12 per unit.

Oracle Corporation

401(k) Savings and Investment Plan

Notes to Financial Statements (continued)

December 31, 2004

2. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying footnotes. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in common stock, registered investment companies (mutual funds), and short-term investments. The Plan’s exposure to credit loss in the event of nonperformance of investments is limited to the carrying value of such investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

3. Investments

The fair values of individual investments that represent 5% or more of the Plan’s net assets available for benefits at December 31, 2004 and 2003 are as follows:

	December 31,
	2004	2003
Oracle Corporation Common Stock	$415,986,366	$422,892,611
Fidelity Contrafund	153,133,491	121,180,612
Fidelity Magellan Fund	137,325,377	135,774,830
Fidelity Growth Company Fund	135,036,643	120,207,225
Fidelity Growth and Income Fund	117,903,040	107,411,518
Fidelity Low-Priced Stock Fund	112,451,606	76,270,562
Fidelity Retirement Money Market Fund	71,593,440	89,367,776

Oracle Corporation

401(k) Savings and Investment Plan

Notes to Financial Statements (continued)

December 31, 2004

3. Investments (continued)

For the year ended December 31, 2004, the Plan’s investments, including investments purchased and sold, as well as held during the year, appreciated in fair value as follows:

Net Realized and Unrealized Appreciation in Fair Value of Investments
Shares of registered investment companies	$105,880,672
Common stock	16,155,106
Warrants	(3,974)
Limited partnership	9,093
Preferred stock	84

$122,040,981

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service, dated August 1, 2003, stating that the Plan is qualified under Section 401(a) of the Code, and therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The 401(k) Committee believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

5. Party-in-Interest Transactions

Transactions in shares of Oracle common stock qualify as party-in-interest transactions under the provisions of ERISA. During 2004, the Plan made purchases of approximately $34,313,828 and sales of approximately $46,137,157 of Oracle common stock. In addition, the Plan made in-kind transfers of Oracle common stock to participants of approximately $10,521,192 during 2004.

Oracle Corporation

401(k) Savings and Investment Plan

Notes to Financial Statements (continued)

December 31, 2004

6. Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

December 31, 2004
Net assets available for benefits per the financial statements	$1,844,206,577
Amounts allocated to withdrawing participants	(410,269)

Net assets available for benefits per the Form 5500	$1,843,796,308

The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500:

Year Ended December 31, 2004
Benefits paid to participants per the financial statements	$105,268,175
Amounts allocated to withdrawing participants at December 31, 2003	(693,447)
Amounts allocated to withdrawing participants at December 31, 2004	410,269

Benefits paid to participants per the Form 5500	$104,984,997

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not yet paid.

Oracle Corporation

401(k) Savings and Investment Plan

EIN 94-2871189, Plan # 001

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2004

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value
	Mutual Funds:
	Credit Suisse Capital Appreciation Fund	773,746 shares	$12,998,925
	Dreyfus Founders Discovery Fund	181,993 shares	5,235,925
*	Fidelity Balanced Fund	4,161,224 shares	74,153,003
*	Fidelity Contrafund	2,698,863 shares	153,133,491
*	Fidelity Disciplined Equity Fund	1,241,545 shares	31,398,662
*	Fidelity Equity-Income Fund	1,171,760 shares	61,845,481
*	Fidelity Freedom Income Fund	191,696 shares	2,160,411
*	Fidelity Freedom 2000 Fund	119,959 shares	1,447,897
*	Fidelity Freedom 2010 Fund	376,588 shares	5,129,129
*	Fidelity Freedom 2020 Fund	2,021,644 shares	28,222,144
*	Fidelity Freedom 2030 Fund	608,836 shares	8,572,418
*	Fidelity Freedom 2040 Fund	445,978 shares	3,688,238
*	Fidelity Growth and Income Fund	3,085,659 shares	117,903,040
*	Fidelity Growth Company Fund	2,408,358 shares	135,036,643
*	Fidelity Intermediate Bond Fund	5,705,461 shares	60,021,447
*	Fidelity International Discovery Fund	2,089,736 shares	58,930,561
*	Fidelity Low-Priced Stock Fund	2,793,829 shares	112,451,606
*	Fidelity Magellan Fund	1,323,108 shares	137,325,377
*	Fidelity OTC Portfolio	534,425 shares	18,539,214
*	Fidelity Pacific Basin Fund	712,200 shares	14,080,196
*	Fidelity Worldwide Fund	1,006,014 shares	18,359,764
	Janus Worldwide Fund	1,159,621 shares	48,019,900
	Janus Mid Cap Value Fund	2,337,939 shares	51,645,083
	Spartan Extended Market Index Fund	418,863 shares	13,395,232
	Spartan US Equity Index Fund	1,583,707 shares	67,877,700
	Templeton Developing Markets Fund	1,227,053 shares	22,725,030

			1,264,296,517
	Assets in Brokerage Link accounts	Various investments, including registered investment companies, common stocks and money market funds	14,105,518
*	Oracle Corporation Common Stock	30,319,706 shares	415,986,366

Oracle Corporation

401(k) Savings and Investment Plan

EIN 94-2871189, Plan # 001

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)(continued)

December 31, 2004

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value
	Money market funds:
*	Fidelity Retirement Money Market Fund	71,593,440 shares	$71,593,440
*	Fidelity Institutional Money Market Fund	3,574,751 shares	3,574,751

			75,168,191
	Common/collective trust funds:
*	Fidelity Managed Income Portfolio	53,125,111 shares	53,125,111

*	Participant loans	6.0% - 11.5%, maturing through 2015	15,298,238

	Total investments		$1,837,979,941

*	Indicates a party-in-interest to the Plan.

Column (d), cost, has been omitted, as all investments are participant-directed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the employee benefit plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 28, 2005

ORACLE CORPORATION 401(k) SAVINGS AND INVESTMENT PLAN

By:	/s/ PETER W. SHOTT
Peter W. Shott
Vice President of Human Resources

INDEX TO EXHIBITS

Exhibit Number	Description
23.01	Consent of Ireland San Filippo, LLP, Independent Registered Public Accounting Firm
23.02	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm